K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111-2950 T 617.261.3100 F 617.261.3175

February 18, 2021

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention: Christina DiAngelo Fettig

Re:	John Hancock Variable Insurance Trust (the “Trust”) — File No. 333-252075 Registration Statement on Form N-14

Dear Ms. Fettig:

On behalf of the Trust, we submit this letter in response to follow-up comments received by telephone on February 17, 2021, from Christina DiAngelo Fettig of the accounting staff of the Securities and Exchange Commission (the “SEC”) with respect to the Trust’s initial response letter dated February 16, 2021, regarding the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of each of Managed Volatility Growth Portfolio and Lifestyle Growth Portfolio, each a series of the Trust (the “Acquiring Funds”).  The Registration Statement was filed in connection with the reorganizations of (i) Managed Volatility Aggressive Portfolio with and into Managed Volatility Growth Portfolio and (ii) Lifestyle Aggressive Portfolio (together with Managed Volatility Aggressive Portfolio, the “Acquired Funds,” and together with the Acquiring Funds, the “Funds”) with and into Lifestyle Growth Portfolio, each also a series of the Trust (the “Reorganizations”). The Registration Statement was filed with the SEC on January 13, 2021, accession no. 0001133228-21-000093.

For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.

Comment 1 — The staff notes that the Annual Fund Operating Expenses table with respect to the Managed Volatility Aggressive Portfolio and Managed Volatility Growth Portfolio does not disclose a fee waiver/reimbursement arrangement, while the fee table for the Lifestyle Aggressive Portfolio and Lifestyle Growth Portfolio does disclose a fee waiver/reimbursement arrangement.  Please confirm that such disclosure is correct.

Securities and Exchange Commission
February 18, 2021

Response to Comment 1 — The Trust confirms that the abovementioned disclosure is correct. The arrangement with respect to the Managed Volatility Aggressive Portfolio and Managed Volatility Growth Portfolio will expire on April 30, 2021, while the arrangement for the Lifestyle Aggressive Portfolio and Lifestyle Growth Portfolio was extended until April 30, 2022.

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If you have any questions, please contact me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc:	Betsy Anne Seel, Assistant Secretary of the Trust Harsha Pulluru, Assistant Secretary of the Trust